UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Restoration Hardware, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

760981100

(CUSIP Number)

RCGM, LLC (f/k/a Reservoir Capital Management, L.L.C.)

 Reservoir Capital Group, L.L.C.

Reservoir Master Fund, L.P.

Reservoir PCA Fund (Cayman), L.P.

RMF GP, LLC

650 Madison Avenue, 26th Floor

New York, New York 10022

(212) 610-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76098110

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RCGM, LLC (f/k/a Reservoir Capital Management, L.L.C.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,526,509

	8.	Shared Voting Power –0–

	9.	Sole Dispositive Power 2,526,509

	10.	Shared Dispositive Power –0–

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,526,509

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 76098110

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Reservoir Capital Group, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,526,509

	8.	Shared Voting Power –0–

	9.	Sole Dispositive Power 2,526,509

	10.	Shared Dispositive Power –0–

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,526,509

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 76098110

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Reservoir Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,526,509

	8.	Shared Voting Power –0–

	9.	Sole Dispositive Power 2,526,509

	10.	Shared Dispositive Power –0–

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,526,509

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 76098110

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Reservoir PCA Fund (Cayman), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,526,509

	8.	Shared Voting Power –0–

	9.	Sole Dispositive Power 2,526,509

	10.	Shared Dispositive Power –0–

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,526,509

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 76098110

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RMF GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,526,509

	8.	Shared Voting Power –0–

	9.	Sole Dispositive Power 2,526,509

	10.	Shared Dispositive Power –0–

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,526,509

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person (See Instructions) OO

INTRODUCTION

This statement on Schedule 13D (this “Amendment to Schedule 13D”) hereby amends the Schedule 13D filed on April 2, 2001 (the “Original 13D”) by Reservoir Capital Management, L.L.C. (n/k/a RCGM, LLC) (“RCGM”), a Delaware limited liability company, Reservoir Capital Group, L.L.C., a Delaware limited liability company (“RCG”), Reservoir Capital Partners, L.P., a Delaware limited partnership (“RCP”), Reservoir Capital Associates, L.P., a Delaware limited partnership (“RCA”), and Reservoir Capital Master Fund, L.P., a limited partnership organized under the laws of the Cayman Islands (“RCMP”, and together with RCGM, RCG, RCP and RCA, the “Initial Reporting Persons”), as amended by Amendment No. 1 to Schedule 13D filed on April 19, 2001, Amendment No. 2 to Schedule 13D filed on September 10, 2001, Amendment No. 3 to Schedule 13D filed on November 16, 2001 and Amendment No. 4 to Schedule 13D filed on May 14, 2002 with respect to the beneficial ownership of shares of common stock, par value $.0001 per share (the “Common Stock”), of Restoration Hardware, Inc., a Delaware corporation (the “Issuer”).  This Amendment No. 5 is being filed by RCGM, RCG, Reservoir Master Fund, L.P. , a Delaware limited partnership (“RMF”), Reservoir PCA Fund (Cayman), L.P., a limited partnership organized under the laws of the Cayman Islands  (“RPCA”), and  RMF GP, LLC, a Delaware limited liability company (“RMFGP”, and together with RCGM, RCG, RMF and RPCA, the “Reporting Persons”).  Prior to the date of the event which required the filing of this Amendment No. 5, all Common Stock previously owned by the Initial Reporting Persons was transferred to RMF.

The Items of the Original 13D, as amended, set forth below are hereby amended and supplemented as follows:

Item 2.	Identity and Background

Information regarding the control persons and executive officers of the Reporting Persons is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference.  Except as set forth on Schedule I, all such persons are citizens of the United States.

The principal business address of each Reporting Person is 650 Madison Avenue, 26th Floor, New York, New York 10022.

None of the entities or persons identified on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

None of the entities or persons identified on Schedule I hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  None of the Reporting Persons has, during the last five years, been a party to any civil proceeding as a result of which he or it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4.	Purpose of Transaction

On November 8, 2007, in connection with the transactions contemplated by the Agreement and Plan of Merger dated as of November 8, 2007 (the “Merger Agreement”), among Home Holdings, LLC, a Delaware limited liability company (“Parent”), Home Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer, RMF executed a Stockholder Voting Agreement, dated as of November 8, 2007, with the Issuer (the “Stockholder Voting Agreement”) and an Equity Rollover Agreement, dated as of November 8, 2007, with Parent (the “Equity Rollover Agreement”).

Copies of the Stockholder Voting Agreement and the Equity Rollover Agreement are filed herewith as Exhibits 1 and 2, respectively, and are incorporated in this Item 4 in their entirety.

Except as expressly set forth above, the Reporting Persons have no present plans, proposals, commitments, arrangements or understandings with respect to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 8, 2007, in connection with the transactions contemplated by the Merger Agreement among Parent, Merger Sub and the Issuer, RMF executed the Stockholder Voting Agreement and the Equity Rollover Agreement.

Copies of the Stockholder Voting Agreement and the Equity Rollover Agreement are filed herewith as Exhibits 1 and 2, respectively, and are incorporated in this Item 6 in their entirety.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Stockholder Voting Agreement dated as of November 8, 2007, by and between the Issuer and RMF

Exhibit 99.2	Equity Rollover Agreement dated as of November 8, 2007, by and between Parent and RMF

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 15, 2007

RCGM, LLC
(f/k/a Reservoir Capital Management, L.L.C.)

	By:	/s/ Celia Felsher
Name: Celia Felsher
Title: General Counsel

RESERVOIR CAPITAL GROUP, L.L.C.

	By:	/s/ Celia Felsher
Name: Celia Felsher
Title: General Counsel

RESERVOIR MASTER FUND, L.P.

	By:	RMG GP, LLC, its sole general partner

	By:	Reservoir PCA Fund (Cayman), L.P., its sole managing member

		By:	Reservoir Capital Group, L.L.C., its sole general partner

			By:	/s/ Celia Felsher
Name: Celia Felsher
Title: General Counsel

RESERVOIR PCA FUND (CAYMAN), L.P.

	By:	Reservoir Capital Group, L.L.C., its sole general partner

		By:	/s/ Celia Felsher
Name: Celia Felsher
Title: General Counsel

RMF GP, LLC

	By:	Reservoir PCA Fund (Cayman), L.P., its sole managing member

	By:	Reservoir Capital Group, L.L.C., its sole general partner

		By:	/s/ Celia Felsher
Name: Celia Felsher
Title: General Counsel

Schedule I

Control Persons and Executive Officers of the Reporting Persons

The names, present principal occupations and business addresses of the control persons and executive officers of RCGM and RCG are set forth below.  The control person’s or executive officer’s business address is that of the Reporting Person.  Unless otherwise indicated, each occupation set forth directly below an individual’s name refers to the Reporting Person.  Each of the named individuals is a citizen of the United States of America.  RCGM, an investment management firm, is a Delaware limited liability company and the managing member of RCG.  RCGM changed its name from “Reservoir Capital Management, L.L.C.” to “RCGM, LLC” pursuant to a Certificate of Amendment to Certificate of Formation as filed with the State of Delaware Secretary of State on May 24, 2005. RCG, a Delaware limited liability company, is an investment management firm and serves as the general partner of RPCA.  RPCA, a limited partnership organized under the laws of the Cayman Islands, is a private investment partnership that serves as the managing member in RMFGP.  RMFGP, a Delaware limited liability company, is a special purpose entity that serves as the general partner of RMF.  RMF is a private investment partnership organized under the laws of the State of Delaware.

RCGM, LLC (f/k/a Reservoir Capital Management, L.L.C.), Managing Member of Reservoir Capital Group, L.L.C.

Daniel H. Stern
Co-Chief Executive Officer

Craig A. Huff
Co-Chief Executive Officer

Celia A. Felsher
General Counsel

RESERVOIR CAPITAL GROUP, L.L.C.

Daniel H. Stern
Co-Chief Executive Officer

Craig A. Huff
Co-Chief Executive Officer

Celia A. Felsher
General Counsel